Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF SPECIAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, 21 April 2008 at 4:00 p.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:
ORDINARY RESOLUTION
“THAT the directors of the Company be and are hereby granted a specific mandate to issue, allot and deal with the Additional Conversion Shares pursuant to any exercise of the conversion rights attaching to the Convertible Bonds in accordance with the terms of the Convertible Bonds; and for the purpose of this resolution:
“2005 General Mandate” means the general mandate granted by the shareholders of the Company to the directors of the Company with respect to the issuance of not more than 733,678,180 Shares in the annual general meeting of the Company held on 24 June 2005;
“Additional Conversion Shares” means the Conversion Shares of up to 191,810,365 Shares issuable by the Company upon conversion of the Convertible Bonds following the Adjustment in addition to the Approved Conversion Shares;
“Adjustment” means the adjustment of the conversion price of the Convertible Bonds from the Previous Conversion Price to HK$1.53 with effect from 10 March 2008 pursuant to the terms of the Convertible Bonds;
“Approved Conversion Shares” means the Conversion Shares of up to 733,674,599 Shares, representing the number of Conversion Shares issuable upon full conversion of the Convertible Bonds based on the Previous Conversion Price, issuable by the Company pursuant to the 2005 General Mandate;
“Conversion Shares” means Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds;
* for identification purposes only
“Convertible Bonds” means the zero coupon guaranteed convertible bonds due 2011 in an aggregate principal amount of US$182,678,000 issued by Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited and a wholly-owned subsidiary of the Company) on 7 June 2006;
“Previous Conversion Price” means HK$1.93 per Share; and
“Shares” means ordinary shares in the capital of the Company.”
By order of the board

Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
20 March 2008

Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:-
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	The Hong Kong branch register of members of the Company will be closed from Thursday, 17 April 2008 to Monday, 21 April 2008, both days inclusive, during which period no transfer of shares will be registered. Only shareholders of the Company whose names appear on the register of members of the Company on 21 April 2008 or their proxies are entitled to attend the above meeting. To entitle the relevant shareholders to attend the meeting, all properly completed transfer documents, accompanied by the relevant share certificates, must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 16 April 2008.

6.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.